UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Orchid Cellmark Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

68573C107
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 3, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68573C107

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,581,113
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,581,113
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,581,113
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.28%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 68573C107

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,342,385
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,342,385
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,342,385
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.82%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 68573C107

1	NAME OF REPORTING PERSON CANDENS CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,581,113
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,581,113
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,581,113
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.28%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 68573C107

1	NAME OF REPORTING PERSON ACCIPITER CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,342,385
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,342,385
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,342,385
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.82%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 68573C107

1	NAME OF REPORTING PERSON GABE HOFFMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,923,498
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,923,498
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,923,498
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.09%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 68573C107

1	NAME OF REPORTING PERSON EUGENE I. DAVIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -1
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -1
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 68573C107

1	NAME OF REPORTING PERSON STEFAN LOREN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000
	8	SHARED VOTING POWER - 0 -1
	9	SOLE DISPOSITIVE POWER 2,000
	10	SHARED DISPOSITIVE POWER - 0 -1
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

2 See Item 5.

CUSIP NO. 68573C107

The following constitutes Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) filed by the undersigned.  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Settlement Agreement described and defined in Item 4, ALS Fund has withdrawn its nominations of Messrs. Davis and Loren for election at the 2010 Annual Meeting.  Accordingly, Messrs. Davis and Loren are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 2.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.  Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 3, 2010, the Accipiter Group (as defined in the Settlement Agreement) and the Issuer entered into a settlement agreement (the “Settlement Agreement”).  Pursuant to the terms of the Settlement Agreement, the Issuer agreed (i) not to nominate for re-election as Class I directors at the 2010 annual meeting of stockholders (the “2010 Annual Meeting”) the three (3) individuals disclosed as serving as Class I directors in the Issuer’s proxy statement for its 2009 annual meeting of stockholders, (ii) to invite each Major Stockholder (as defined in the Settlement Agreement), other than the Accipiter Group, to propose to the Board one (1) individual for nomination for election to the Board at the 2010 Annual Meeting as a member of the Issuer’s slate of directors, (iii) to include in the Issuer’s slate of directors for election to the Board at the 2010 Annual Meeting two (2) individuals proposed by the Accipiter Group (the “Accipiter Nominees”), (iv) to recommend, support and solicit proxies for the election of the Accipiter Nominees in the same manner as it has in respect of the Issuer’s nominees at previous annual meetings of stockholders, (v) to hold the 2010 Annual Meeting in the month of November 2010 and to hold the 2012 annual meeting of stockholders no earlier than June 2012, and (vi) as soon as practicable following the 2010 Annual Meeting, to engage a third party compensation consultant to conduct a director compensation study and to implement compensation and stock ownership guidelines based upon the recommendations of such study.  Pursuant to the Settlement Agreement, if at any time prior to the date that is eighteen (18) months after the 2010 Annual Meeting an Accipiter Nominee resigns or is otherwise unable to serve as a director, the Accipiter Group will have the right to designate and substitute an individual as a replacement director, subject to approval of the Board in good faith exercise of its fiduciary duties, which approval will not be unreasonably withheld.  Any replacement director approved by the Board will be appointed to the Board no later than five (5) business days after such approval.  Pursuant to the Settlement Agreement, if at any time after the date that is eighteen (18) months after the 2010 Annual Meeting, but prior to the Issuer’s 2013 annual meeting of stockholders, an Accipiter Nominee resigns or is otherwise unable to serve as a director, the Issuer shall notify the Accipiter Group of such event and the Accipiter Group will have five (5) business days to recommend a person for consideration by the Board as a replacement director for such vacancy.

Pursuant to the Settlement Agreement, the Accipiter Group agreed to withdraw its Nomination Letter for the election of three (3) individuals as directors at the 2010 Annual Meeting and to vote all of the Shares beneficially owned by it and its affiliates in favor of the director nominees recommended by the Board for election at both the 2010 Annual Meeting and the Issuer’s 2011 annual meeting of stockholders (the “2011 Annual Meeting”).

CUSIP NO. 68573C107

In addition, the Accipiter Group agreed, through the earlier of (a) the date that is eighteen (18) months after the 2010 Annual Meeting and (b) seven (7) days prior to the date that a stockholder may first submit a notice of nomination for the election of directors at the Issuer’s 2012 annual meeting of stockholders, not to (i) solicit any proxies or consents for the election of directors at the 2010 Annual Meeting or the 2011 Annual Meeting or for any transaction in which the Accipiter Group would be treated differently than any other stockholder of the Issuer, (ii) nominate an individual for election to the Board or make any other proposal for consideration at any annual or special meeting of the stockholders of the Issuer, (iii) encourage a “contested solicitation” for the election of directors, (iv) control or seek to control the Board, other than through non-public communications with the officers and directors of the Issuer, (v) form, join or participate in a Section 13(d) group other than the Accipiter Group, or (vi) enter into any discussion or understandings with any third party with respect to the foregoing, or encourage or persuade any third party with respect to any of the foregoing.

The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the full text of the Settlement Agreement, which is attached as exhibit 99.1 hereto and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 3, 2010, the Accipiter Group and the Issuer entered into a Settlement Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On September 7, 2010, the Accipiter Life Sciences Fund, LP, Accipiter Life Sciences Fund (Offshore), Ltd., Accipiter Capital Management, LLC, Candens Capital, LLC and Gabe Hoffman (collectively the “Group”) entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 2 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibits:

Exhibit 99.1
Settlement Agreement by and among Accipiter Life Sciences Fund, LP, Accipiter Life Sciences Fund (Offshore), Ltd., Accipiter Capital Management, LLC, Candens Capital, LLC, Gabe Hoffman and Orchid Cellmark Inc., dated September 3, 2010.

Exhibit 99.2
Joint Filing Agreement by and among Accipiter Life Sciences Fund, LP, Accipiter Life Sciences Fund (Offshore), Ltd., Accipiter Capital Management, LLC, Candens Capital, LLC and Gabe Hoffman, dated September 7, 2010.

CUSIP NO. 68573C107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2010	ACCIPITER LIFE SCIENCES FUND, LP

	By:	Candens Capital, LLC its general partner

	By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.

By:	Accipiter Capital Management, LLC its investment manager

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER CAPITAL MANAGEMENT, LLC

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

CANDENS CAPITAL, LLC

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

/s/ Gabe Hoffman
GABE HOFFMAN

/s/ Eugene I. Davis
EUGENE I. DAVIS

/s/ Stefan Loren
STEFAN LOREN